So 3-17

03012749

UF 3-14-03

[UNIT]ED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39849

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 1 1 2003 187 SECTION PROCESSING

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THRASHER & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1204 S. E. 28TH STREET, SUITE 4
(No. and Street)

BENTONVILLE	AR	72712
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID L. THRASHER 479-273-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BEALL BARCLAY & CO., PLC, CPA'S
(Name – *if individual, state last, first, middle name*)

2005 WEST ELM STREET	ROGERS,	AR	72758
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 2 1 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID L. THRASHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THRASHER & COMPANY, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THRASHER & COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

THRASHER AND COMPANY, INC.
DECEMBER 31, 2002 AND 2001
CONTENTS

Beall Barclay & Company, PLC Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thrasher and Company, Inc.
Bentonville, Arkansas

We have audited the accompanying balance sheets of **Thrasher and Company, Inc.** as of December 31, 2002 and 2001, and the related statements of income and comprehensive income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 of the Notes to Financial Statements, **Thrasher and Company, Inc.** is exempt from SEC Rule 15c3-3. The conditions of the exemption are being complied with and nothing has come to our attention that would indicate that the conditions have not been complied with for the years ended December 31, 2002 and 2001. The procedures followed in safeguarding the securities of customers were reviewed and were found adequate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Thrasher and Company, Inc.** as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beall Barclay & Company, PLC

BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
March 7, 2003

THRASHER AND COMPANY, INC.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash	$ 27,575	$ 31,537
Investments available for sale	27,282	29,868
Accounts receivable - commissions	4,619	5,000
Prepaid expenses	2,732	3,184
Total Current Assets	62,208	69,589
PROPERTY AND EQUIPMENT, NET	21,415	31,302
OTHER ASSETS		
Special Reserve Account for the exclusive benefit of customers of Thrasher & Company, Inc.	500	500
	$ 84,123	$ 101,391
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Payroll taxes payable	$ -	$ 5,612
Accounts payable - commissions	964	463
Other current liabilities	1,630	4,581
Total Current Liabilities	2,594	10,656
STOCKHOLDER'S EQUITY		
Common stock, no par value, authorized 2,000 shares,issued and outstanding 100 shares	100	100
Additional paid-in capital	64,314	64,314
Retained earnings	24,383	31,003
Unrealized holding gain (loss) on investments available for sale	(7,268)	(4,682)
	81,529	90,735
	$ 84,123	$ 101,391

The accompanying notes are an integral part of these financial statements.

THRASHER AND COMPANY, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUE		
Commissions	$ 335,754	$ 274,721
OPERATING EXPENSES		
Accounting and legal	16,023	5,588
Advertising	8,796	5,326
Auto expense	15,999	15,198
Contributions	12,305	6,235
Depreciation	9,887	9,885
Dues and subscriptions	3,167	3,166
Insurance	5,798	5,446
License and permits	1,171	2,641
Meeting and education	619	2,709
Miscellaneous	4,875	4,336
Occupancy expense	22,600	20,950
Office expense	12,496	13,194
Payroll taxes	9,697	7,762
Postage	4,282	3,526
Repairs and maintenance	8,664	8,709
Salaries and related benefits	108,080	82,617
Telephone	6,576	6,967
Travel and entertainment	8,005	10,695
Utilities	2,305	2,846
	261,345	217,796
INCOME FROM OPERATIONS	74,409	56,925
OTHER INCOME		
Dividends	931	863
	931	863
NET INCOME	75,340	57,788
Other comprehensive income		
Unrealized gains (losses) on available for sale securities	(2,586)	(3,568)
COMPREHENSIVE INCOME	$ 72,754	$ 54,220

The accompanying notes are an integral part of these financial statements.

THRASHER AND COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unrealized Holding Gain	Total
BALANCE, DECEMBER 31, 2000	$ 100	$ 57,414	$ 29,992	$ (1,114)	$ 86,392
Unrealized holding gain (loss)	-	-	-	(3,568)	(3,568)
Net income	-	-	57,788	-	57,788
Capital contributions	-	6,900	-	-	6,900
Dividends paid	-	-	(56,777)	-	(56,777)
BALANCE, DECEMBER 31, 2001	100	64,314	31,003	(4,682)	90,735
Unrealized holding gain (loss)	-	-	-	(2,586)	(2,586)
Net income	-	-	75,340	-	75,340
Dividends paid	-	-	(81,960)	-	(81,960)
BALANCE, DECEMBER 31, 2002	$ 100	$ 64,314	$ 24,383	$ (7,268)	$ 81,529

The accompanying notes are an integral part of these financial statements.

THRASHER AND COMPANY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 75,340	$ 57,788
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	9,887	9,885
Change in:		
Accounts receivable - commissions	381	(5,000)
Prepaid expenses	452	(902)
Payroll taxes payable	(5,612)	2,552
Accounts payable - commissions	501	463
Other current liabilities	(2,951)	4,581
Total Adjustments	2,658	11,579
Net Cash From Operating Activities	77,998	69,367
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	-	(7,822)
Net Cash (Used For) Investing Activities	-	(7,822)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	-	6,900
Dividends paid	(81,960)	(56,777)
Net Cash (Used For) Financing Activities	(81,960)	(49,877)
NET CHANGE IN CASH	(3,962)	11,668
CASH, BEGINNING OF YEAR	31,537	19,869
CASH, END OF YEAR	$ 27,575	$ 31,537

The accompanying notes are an integral part of these financial statements.

THRASHER AND COMPANY, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Balance, January 1	$ -	$ -
Increase (decrease)	-	-
Balance, December 31	$ -	$ -

The accompanying notes are an integral part of these financial statements.

THRASHER AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Thrasher and Company, Inc. is an introducing broker and carries no customer monies or securities. All customer transactions are forwarded to a clearing broker on a fully disclosed basis.

Revenue Recognition
Revenues and expenses are accounted for on the accrual basis.

Property and Equipment
Property and equipment are recorded at cost. Depreciation of the property and equipment is computed by the straight-line method over the estimated useful lives of the assets, which range from five to seven years.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2002 and 2001, there are no cash equivalents.

Advertising
The Company follows the policy of charging advertising to expense as incurred.

Comprehensive Income
Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income,* (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the Statements of Income and Comprehensive Income.

Income Taxes
The Corporation is taxed as an S Corporation under the Internal Revenue Code and applicable state statutes. Under an S Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather than the corporate level.

Investments
All marketable securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings, unrealized holding gains and losses are reported in other comprehensive income.

THRASHER AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 2: PROPERTY AND EQUIPMENT

Following are the major classifications of property and equipment:

	2002	2001
Office equipment	$ 22,872	$22,872
Automobiles	63,712	63,712
	86,584	86,584
Accumulated depreciation	65,169	55,282
	$ 21,415	$ 31,302

NOTE 3: INVESTMENTS

The table below provides detail of the investments:

		December 31, 2002	
	Shares	Cost	Value
Scudder Municipal Bond Fund A	2,046	$ 20,423	$ 19,106
Scudder Growth Fund A	1,156	14,127	8,176
		$ 34,550	$ 27,282

		December 31, 2001	
		Cost	Value
Scudder Municipal Bond Fund	2,041	$ 20,423	$ 18,225
Scudder Growth Fund A	1,015	14,127	11,643
		$ 34,550	$ 29,868

NOTE 4: DETERMINATION OF THE RESERVE REQUIREMENT

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement, is claimed based on Section (k)(2)(B). Under this Section, exemption can be claimed if all customer transactions are cleared through another broker/dealer on a fully disclosed basis. All Thrasher and Company, Inc. customer transactions are cleared through FISERV.

NOTE 5: NET CAPITAL

There exists differences between net capital as computed on Thrasher and Company, Inc. Part IIA of Forms X-17A-5 filed for the period ended December 31, 2002, and net capital as computed on Page 11. There were adjustments to dividends received, depreciation, payroll taxes, commissions receivable and commissions payable.

NOTE 6: SIPC ASSESSMENT

As provided for in Section 4(d)(1)(c) of the Securities Investor Protection Act of 1970 as amended, a broker or dealer need not file the supplemental report on the SIPC during which the SIPC assessment is a minimum assessment. The minimum assessment of $150 was charged for the years ended December 31, 2002 and 2001.

NOTE 7: RETIREMENT PLAN

The Corporation adopted a defined contribution profit-sharing plan for all employees over the age of 21 years, with 3 years of service. Contributions to the profit-sharing plan are discretionary and $4,628 and $4,924 of contributions were made for the years ending December 31, 2002 and 2001, respectively.

NOTE 8: COMMITMENTS

The Corporation entered into a lease agreement for its office facilities with a term of five years. The following is a schedule by years of future minimum rentals under the lease at December 31, 2002:

2003	$18,600
2004	18,600
2005	18,600
2006	1,550

Beall Barclay & Company, PLC Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Thrasher and Company, Inc.
Bentonville, Arkansas

We have audited the accompanying financial statements of **Thrasher and Company, Inc.** as of and for the year ended December 31, 2002 and have issued our report thereon dated March 7, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beall Barclay + Company, PLC

BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
March 7, 2003

THRASHER AND COMPANY, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

Total Ownership Equity from Balance Sheet	$ 81,529
Deduct:	
Assets not readily convertible to cash	
Depreciated value of fixed assets	(21,415)
15% Haircut on growth funds	(1,226)
7% Haircut on municipal funds	(1,337)
2% Haircut on money market fund	(300)
Net Capital as Defined by Rule 15c3-1	$ 57,251

See Independent Auditors' Report
On Supplementary Information Required by
RULE 17a-5 of the Securities and Exchange Commission.

Beall Barclay & Company, PLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Thrasher and Company, Inc.
Bentonville, Arkansas

In planning and performing our audit of the financial statements of **Thrasher and Company, Inc.** for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Thrasher and Company, Inc.** that we consider relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by Rule 17a-13; (3) in complying with requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objects of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the securities, that we consider to be material weaknesses as defined above. With respect to Rule 15c3-3, the Company handled no customer securities accounts and did not have any possession or control of customer funds or securities, and therefore, is exempt from Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Beall Barclay & Company, PLC

BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
March 7, 2003